Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: REVOLUTIONARY CONCEPTS, INC.

2. The articles have been amended as follows: (provide article numbers, if available)

CAPITAL STOCK
The maximum number of shares of capital stock which this Corporation shall have authority to issue One Billion (1,000,000,000) shares of Common Stock, $.001 par value, and ten Million (10,000,000) shares of Preferred Stock at $.001 par value. The preferences, qualifications, limitations, restrictions and the special or relative rights in respect of the shares of each class are as follows:

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 5

4. Effective date of filing: (optional) October 1, 2010 (must not be later than 90 days after the certificate is filed)

5. Signature: (required)                     /s/ Ronald Carter
Signature of Officer